UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-270436, 333-270437 and 333-270438) of Tritium DCFC Limited (the “Company”) (including the prospectus forming a part of such registration statement), filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Change in Fiscal Year

Effective December 19, 2023, the Board of Directors of the Company revoked and rescinded an earlier determination to change the Company’s fiscal year end, subject to and effective upon consent received by applicable lenders. As a result, the Company’s fiscal year end remains June 30th with June 30, 2024 as the next scheduled fiscal year-end subject to the Company’s annual financial reporting obligations.

Bridge Loan Facility

On December 21, 2023, the Company entered into a Global Deed (the “Global Deed”) to, among other matters, amend the document entitled “Senior Loan Note Subscription Agreement” originally dated September 2, 2022 as first amended by the document entitled “First Amendment Deed 2022 - Senior Loan Note Subscription Agreement” dated November 18, 2022 (such document, as further amended by the Global Deed, the “Amended Loan Note Subscription Agreement”). The Amended Loan Note Subscription Agreement provides for an uncommitted bridge loan facility by way of new Facility B, with such funding in an aggregate principal amount of US$8.0 million advanced against subscription for loan notes issued by Tritium Pty Ltd (the “Bridge Loan Facility”) with the Company, Tritium Pty Ltd, Tritium Holdings Pty Ltd, Decarbonization Plus Acquisition Corporation II, Tritium America Corporation, Tritium Technologies LLC, Tritium Europe B.V., Tritium Technologies B.V. and Tritium Technologies Limited as guarantors and Cigna Health and Life Insurance Company, Barings Target Yield Infrastructure Debt Holdco 1 S.À R.L. and Martello Re Limited as lenders under Facility B (the “Facility B Lenders”) (the loans drawn on the Bridge Loan Facility from time to time, collectively, the “Bridge Loans”).

Under the terms of the Bridge Loan Facility, the Facility B Lenders may fund the Bridge Loans (subject to customary drawdown conditions) on not more than a weekly basis to fund the Company’s and its direct and indirect subsidiaries’ ordinary course working capital, operations and/or expenses in accordance with an agreed financial model and cashflow forecast, or such other purposes agreed by the Facility B Lenders in their discretion. The Bridge Loans will include customary covenants for an instrument of this type, including Total Leverage Ratio, Total Interest Cover Ratio and Total Tangible Assets Ratio (as such terms are defined in the Global Deed). Interest on the Bridge Loans shall accrue at a rate of 15% per annum. Interest payments are deferred and an amount equal to the applicable Facility B Lender’s relevant interest payment amount, plus interest that has accrued thereon at a rate of 12% per annum, shall be payable in cash on a deferred interest payment date (being the termination date of Facility B). Facility B is secured, with such security held on trust by a security trustee subject to the terms of the existing Tritium Security Trust III for the benefit of all lenders under the Amended Loan Note Subscription Agreement. Intercreditor provisions provide for a super senior creditor position for the Facility B Lenders and certain Facility A Lenders vis a vis the remaining Facility A Lenders and Accordion Lender (each as detailed in Schedule 2 to the Global Deed). The Bridge Loans will become immediately due and payable on or at any time after the occurrence of an event of default which is continuing under the Amended Loan Note Subscription Agreement by notice from the relevant Majority Lenders.

The Bridge Loans are intended to strengthen the Company’s liquidity and lend to the Company’s ability to continue as a going concern as the Company works to continue operations and serve its customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: December 21, 2023	By:	/s/ Robert Topol
Robert Topol
Chief Financial Officer